SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBIT

Item

1.	Announcement dated June 22, 2006 relating to a possible acquisition of PCCW Limited’s assets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: June 27, 2006	By: (Sd.) Hubert Chak

	Name:	Hubert Chak
	Title:	Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

ANNOUNCEMENT

PCCW Limited (the “Company”) refers to its announcements dated 19 June 2006 and 21 June 2006 confirming non-binding expressions of interest from both Macquarie Bank Limited (“Macquarie”) and TPG Newbridge, each in relation to a possible acquisition of substantially all the telecommunications and media-related assets of the Company.

The Company has noted press speculation concerning the possibility of payment of a special dividend by the Company should the expression of interest from either Macquarie or TPG Newbridge proceed and also that, following any such transaction, the Company may ultimately be privatised. The Company confirms that this information is speculative in nature. No consideration has yet been given by the board as to what might be done with any proceeds of sale of the telecommunications and media-related assets of the Company, or whether or not the Company might be privatised, if either expression of interest results in a transaction occurring.

The Company has noted other comments in the press that the board of the Company will decide within 10 days as to whether to accept or reject the expressions of interest. As the Company has already announced, it has appointed Lehman Brothers Asia Limited (“Lehman”) to advise it on the merits of the proposals. However, whilst the board of the Company expects Lehman to perform its work and provide advice as expeditiously as possible, no time-limit has been set by the board for its consideration and decision-making of either expression of interest.

The Company also notes comments in the press concerning the consideration. The Company confirms that both Macquarie and TPG Newbridge have provided their non-binding expressions of interest on a confidential basis, and the Company does not intend to disclose any of the terms of the expressions of interest at this stage, particularly as such disclosure may be contrary to the best interest of the Company and its shareholders.

The Company can confirm that neither expression of interest makes any reference to the apportionment of the consideration as between elements of the telecommunication and media-related assets nor is there any certainty as to the structure or the detailed terms and conditions of any transaction that may or may not result in due course from either expression of interest. Negotiation as to the terms of the expression of interest between the Company and either Macquarie or TPG Newbridge has not yet commenced. As stated in the Company's announcement yesterday, it is not appropriate at this time to disclose the proposed consideration in the absence of the detailed terms of any transactions, which have yet to be formulated. Given the complexities of a transaction of this nature, the consideration is a function of many variables that have yet to be clarified including the precise nature of assets involved, the conditionality of various elements of the transaction, and the inclusion or exclusion of certain debt. Shareholders and the investing public are therefore advised to exercise extreme caution when seeking to speculate upon, or evaluate press or market speculation as to, the respective financial benefits to the Company or individual shareholders of either expression of interest.

The Company has and will continue to use its utmost best efforts to ensure that no information relating to either expression of interest is released other than through (1) formal announcements or (2) press statements which do no more in substance than repeat the contents of such formal announcements. Accordingly, shareholders and the investing public should exercise extreme caution when evaluating what purports to be information emanating from the Company, directly or indirectly, if such information goes beyond what has been set out in the Company's formal announcements. Other than the Company's formal announcements dated 19, 20 and 21 June 2006 and press statements based on these announcements, the Company has not authorised other statements to be made to the press on this matter. Save for the matters referred to in those formal announcements and this announcement, the board of the Company confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the board aware of other matters discloseable under the general obligation imposed by rule 13.09 which it considers are or may be of a price-sensitive nature.

In the meantime, shareholders of the Company are advised to exercise caution when dealing in the shares of the Company.

At the request of the Company, trading in the shares of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) was suspended with effect from 10:07 a.m. on 22 June 2006 pending the release of this announcement. The Company had intended that trading should be fully resumed today without interruption. However, following a review of the extensive press coverage of the matter and in order to clarify certain price sensitive information and having regard to the nature and extent of the speculation contained in that press coverage, the Company considered it prudent to request a further suspension of trading in its shares pending clarification of the matters referred to in this announcement. Application has been made by the Company to the Stock Exchange for resumption of trading in the shares in the Company with effect from 9:30 a.m. on 23 June 2006.

By Order of the Board
PCCW Limited
Hubert Chak
Company Secretary

Hong Kong, 22 June 2006

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:

Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:

Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:

Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Sir Li Kwok Po, David, GBS, OBE, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm having made all reasonable inquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would made any statement in this announcement misleading.